SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

Primus Telecommunications Group
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

741929301
(CUSIP Number)

July 7, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 23 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741929301	13G	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) THE RAPTOR EVOLUTION FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 343,397
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 343,397
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.52%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) THE RAPTOR EVOLUTION FUND OFFSHORE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 297,544
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 297,544
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.05%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR EVOLUTION FUND GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 640,941
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 640,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR CAPITAL MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR GROUP HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** PN, HC

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR HOLDCO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RAPTOR CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JAMES J. PALLOTTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 787,600
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 787,600
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,600
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.08%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 741929301	13G	Page 11 of 23 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Primus Telecommunications Group (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 7901 JONES BRANCH DRIVE, SUITE 900 MCLEAN, VA 22102.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	The Raptor Evolution Fund L.P., a Delaware Limited Partnership (the "Partnership"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

(ii)	The Raptor Evolution Fund Offshore L.P., a Cayman Islands Exempted Limited Partnership (the "Master Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

(iii)
Raptor Evolution Fund GP LLC, a Delaware limited liability company (the "Fund General Partner"), which serves as the general partner of the Partnership and the Master Fund, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership and the Master Fund;

(iv)
Raptor Capital Management LP, a Delaware limited partnership (the "Manager"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and a third party separately managed account (the "Managed Account");

(v)
Raptor Capital Management GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Manager, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and the Managed Account;

(vi)
Raptor Group Holdings LP, a Delaware limited partnership ("Group Holdings"), which serves as the managing member of the General Partner of the Manager, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and the Managed Account;

CUSIP No. 741929301	13G	Page 12 of 23 Pages

(vii)
Raptor Holdco GP LLC, a Delaware limited liability company ("Holdco"), which serves as the general partner of Group Holdings, the managing member of the General Partner of the Manager, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and the Managed Account;

(viii)
Raptor Capital Management, Inc., a Delaware corporation ("RCM, Inc."), which serves as the managing member of Holdco, the general partner of Group Holdings, the managing member of the General Partner of the Manager with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and the Managed Account; and

(ix)
Mr. James J. Pallotta ("Mr. Pallotta"), who serves as the sole shareholder of RCM, Inc., the managing member of Holdco, the general partner of Group Holdings, the managing member of the General Partner of the Manager with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Partnership, the Master Fund and the Managed Account.

The Partnership, the Master Fund, the Fund General Partner, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Fund General Partner, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta is 50 Rowes Wharf, 6th Floor, Boston, MA 02110.  The address of the principal business office of the Partnership and the Master Fund is Citco Fund Services (Curaçao) N.V., P.O. Box 4774, Kaya Flamboyan 9, Curaçao, Netherlands Antilles.

Item 2(c).	CITIZENSHIP:

Each of the Partnership, Fund General Partner, the Manager, the General Partner, Group Holdings, Holdco and RCM, Inc. is organized under the laws of the State of Delaware.   The Master Fund is a Cayman Islands exempted limited partnership.  Mr. Pallotta is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock")

CUSIP No. 741929301	13G	Page 13 of 23 Pages

Item 2(e).	CUSIP NUMBER:

741929301

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

Item 4.	OWNERSHIP.

A.	The Raptor Evolution Fund L.P.
	(a)	Amount beneficially owned: 343,397
(b)
Percent of class: 3.52%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 9,743,157 shares of Common Stock issued and outstanding as reflected in the Company's Proxy Statement dated July 30, 2010.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 343,397
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 343,397

CUSIP No. 741929301	13G	Page 14 of 23 Pages

B.	The Raptor Evolution Fund Offshore L.P.
	(a)	Amount beneficially owned: 297,544
	(b)	Percent of class: 3.05%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 297,544
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 297,544

C.	Raptor Evolution Fund GP LLC
	(a)	Amount beneficially owned: 640,941
	(b)	Percent of class: 6.58%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 640,941
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 640,941

D.	Raptor Capital Management LP
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

E.	Raptor Capital Management GP LLC
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

F.	Raptor Group Holdings LP
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

G.	Raptor Holdco GP LLC
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

CUSIP No. 741929301	13G	Page 15 of 23 Pages

H.	Raptor Capital Management, Inc.
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

I.	Mr. James J. Pallotta
	(a)	Amount beneficially owned: 787,600
	(b)	Percent of class: 8.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 787,600
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 787,600

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Manager serves as the investment manager to a number of investment funds, including the Partnership, the Master Fund and a Managed Account with respect to which it has voting and dispositive authority over the Common Stock reported in this Schedule 13G. The Partnership, the Master Fund and the Managed Account directly own the Common Stock reported in this Schedule 13G.  The Fund General Partner serves as the general partner of the Partnership and the Master Fund.  As such, the Fund General Partner may be deemed to control the Partnership and the Master Fund and, therefore, may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G.  The General Partner serves as the general partner of the Manager.  As such, the General Partner may be deemed to control the Manager and, therefore, may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G.  Group Holdings is the managing member of the General Partner. As such, it may be deemed to control the General Partner and therefore may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G. Holdco is the general partner of Group Holdings and, as a result, it may be deemed to control Group Holdings.  Therefore, it may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G.  RCM, Inc. is the managing member of Holdco and, as a result, it may be deemed to control Holdco.  Therefore, RCM, Inc. may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G.  Mr. Pallotta is the President of RCM, Inc. Therefore Mr. Pallotta may be deemed to control such entity and may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G.  Mr. Pallotta, RCM, Inc., Holdco, Group Holdings, the General Partner, the Fund General Partner and the Manager expressly disclaim such beneficial ownership.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 741929301	13G	Page 16 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 19, 2010

THE RAPTOR EVOLUTION FUND L.P.

By: Raptor Evolution Fund GP LLC, its general partner;
By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

THE RAPTOR EVOLUTION FUND OFFSHORE L.P.

By: Raptor Evolution Fund GP LLC, its general partner;
By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR EVOLUTION FUND GP LLC

By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 17 of 23 Pages

RAPTOR CAPITAL MANAGEMENT LP

By: Raptor Capital Management GP LLC, its general partner;
By: Raptor Group Holdings LP, its managing member;
By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT GP LLC

By: Raptor Group Holdings LP, its managing member;
By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR GROUP HOLDINGS LP

By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 18 of 23 Pages

RAPTOR HOLDCO GP LLC

By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT, INC.

By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

JAMES J. PALLOTTA

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 19 of 23 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  July 19, 2010

THE RAPTOR EVOLUTION FUND L.P.

By: Raptor Evolution Fund GP LLC, its general partner;
By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

THE RAPTOR EVOLUTION FUND OFFSHORE L.P.

By: Raptor Evolution Fund GP LLC, its general partner;
By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 20 of 23 Pages

RAPTOR EVOLUTION FUND GP LLC

By: Raptor Holdco GP LLC, its managing member;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT LP

By: Raptor Capital Management GP LLC, its general partner;
By: Raptor Group Holdings LP, its managing member;
By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT GP LLC

By: Raptor Group Holdings LP, its managing member;
By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 21 of 23 Pages

RAPTOR GROUP HOLDINGS LP

By: Raptor Holdco GP LLC, its general partner;
By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR HOLDCO GP LLC

By: Raptor Capital Management, Inc., its managing member;
By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

RAPTOR CAPITAL MANAGEMENT, INC.

By: James J. Pallotta, its Chairman of the Board of Directors, President and Managing Director

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

JAMES J. PALLOTTA

/s/ Rosemary McCormack
Rosemary McCormack, Attorney in Fact for James J. Pallotta

CUSIP No. 741929301	13G	Page 22 of 23 Pages

EXHIBIT 2

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Rosemary McCormack, Robert Needham and David Ginsberg, or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1)
prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) electronic filings with the SEC of reports required by Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2)
execute for and on behalf of the undersigned, in the undersigned's individual capacity and as Chairman of the Board of Directors, President and Managing Director of Raptor Capital Management, Inc., Schedules 13D, 13G, Forms 3, 4, and 5 in accordance with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(3)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules 13D, 13G,  Forms 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney in fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney in fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

CUSIP No. 741929301	13G	Page 23 of 23 Pages

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of July, 2010.

/s/ James J. Pallotta
James J. Pallotta,
individually and as the
Chairman of the Board of
Directors, President and
Managing Director of Raptor
Capital Management, Inc.